

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Eric Salzman
Chief Executive Officer
Safeguard Scientifics, Inc.
150 N. Radnor Chester Rd., Suite F-200
130 North 18th Street
Radnor, PA 19087

>   **Re: Safeguard Scientifics, Inc.**
>   **Schedule 13E-3 filed October 5, 2023**
>   **File No. 005-19574**
>   **Preliminary Proxy Statement on Schedule 14A filed October 5, 2023**
>   **File No. 001-05620**

Dear Eric Salzman:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed October 5, 2023

General

1.   We note your disclosure on page 26 that "[f]rom March to July 2023, Safeguard was engaged in the process of negotiating a potential transaction with Party A." However, in Item 5(c) of your Schedule 13E-3, you state that Item 1005(c) of Regulation M-A, which requires disclosure of certain "negotiations or material contacts concerning the matters referred to in paragraph (b) of [Item 1005] during the past two years," is "[n]ot applicable." Given this apparent discrepancy, please revise or advise.

2.   We note the disclosure in your definitive proxy statement, filed on April 6, 2023, that "Safeguard's shareholders have cumulative voting rights under the Pennsylvania Business Corporation Law," and that "[c]umulative voting applies only in the election of

directors." In this respect, please revise the section of the preliminary proxy card regarding cumulative voting or advise.

Fairness of the Stock Splits to Effect the Transaction, page 35

3. Each presentation, discussion or report received by the Company or an affiliate from an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. If such materials are written, they should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This requirement applies to both preliminary and final reports. In this respect, we note your disclosure that "the Board did not *formally* request or rely on a fairness opinion on behalf of unaffiliated shareholders or potential Cashed Out Shareholders," (emphasis added) although Safeguard "has worked extensively with independent financial advisors on its portfolio valuation methodologies." Please advise whether written materials requiring filing as exhibits were provided in connection with the Company's work with such financial advisors.

4. We note your disclosure that "[f]or purpose of calculating the Cash Payment, Safeguard used the average of the $25.0 million to $45.0 million range -- $35 million -- in its calculations, factoring in estimates of … an appropriate discount rate applied to those cash flows." Disclose such discount rate.

5. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv) and (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the registrant's fairness determination.

Security Ownership of Certain Beneficial Owners and Management, page 53

6. We note in footnote (2) on page 53 Mr. DeMont's disclaimer of beneficial ownership "except to the extent of his pecuniary interest therein." Similar disclosure appears in footnote (3). Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

7. Disclose where and how the transactions described on page 54 were effected. Refer to Item 1008(b)(5) of Regulation M-A.

Shareholder Proposals, page 66

8. Please disclose the dates required to be disclosed pursuant to Item 1(c) of Schedule 14A and Rule 14a-5(e).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions